SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

QTS Realty Trust, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

74736A 103

(CUSIP Number)

Shirley E. Goza

General Counsel

QTS Realty Trust, Inc.

12851 Foster Street

Overland Park, Kansas 66213

(913) 312-5503

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Chad L. Williams
(2)	Check the appropriate box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF, WC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person With	(7)	Sole voting power 6,717,261*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,717,261*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,717,261*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 18.9%
(14)	Type of reporting person IN

*	Consists of: (A) an aggregate of 67,261 shares of Class A common stock, $0.01 par value per share (“Class A common stock”) (B) 133,000 shares of the Issuer’s Class B common stock, $0.01 par value per share, which are redeemable for a maximum of 133,000 shares of Class A common stock and (C) an aggregate of 6,517,000 Class A units of QualityTech, LP, (“the Operating Partnership”), which are redeemable for a maximum of 6,517,000 shares of Class A common stock.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, $0.01 par value per share (the “Class A common stock”), of QTS Realty Trust, Inc., a Maryland corporation (the “Issuer”). The Issuer is the general partner of QualityTech, LP, a Delaware limited partnership (the “Operating Partnership”). As disclosed in more detail in Item 5 below, the Reporting Person, as defined below, currently owns 6,517,000 Class A units of the Operating Partnership and 133,000 shares of the Issuer’s Class B common stock, $0.01 par value per share (“Class B common stock”). Pursuant to the terms of the Class A Units, on November 1, 2014, which is one year following the beginning of the first full calendar month following the closing of the Issuer’s initial public offering (the “IPO”), the Reporting Person may redeem the Class A units for cash or, at the Issuer’s election, shares of the Issuer’s Class A common stock. Pursuant to the Issuer’s Articles of Amendment and Restatement, the Class B common stock automatically converts into Class A common stock in certain circumstances and is convertible at any time into Class A common stock at the option of the holder.

The principal executive office of the Issuer is located at 12851 Foster Street, Overland Park, Kansas 66213

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by Chad L. Williams (the “Reporting Person”).

(b) The address of the Reporting Person is c/o QTS Realty Trust, Inc., 12851 Foster Street, Overland Park, Kansas 66213.

(c) The Reporting Person is the Chairman and Chief Executive Officer of the Issuer, whose address is listed in Item 1 above.

(d) – (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Prior to July 2013, the following Class A units and Class D units of the Operating Partnership were acquired, of which the Reporting Person is the beneficial owner:

•	5,349,000 Class A units directly held by the Reporting Person were purchased with personal funds.

•	625,000 Class A units indirectly held by the Reporting Person through Quality Investment Group QTS, LLC (“QIG”). The purchases were funded through QIG’s working capital.

•	125,000 Class A units indirectly held by the Reporting Person through Quality Investment Group QTS II, LLC (“QIG II”). The purchases were funded through QIG II’s working capital.

•	150,000 Class A units indirectly held by the Reporting Person through the Williams Family Trust. The purchases were funded through the Reporting Person’s personal funds.

•	1,000 Class A units indirectly held by the Reporting Person through the QualityTech GP, LLC (the “Former GP”). The purchases were funded through the Former GP’s working capital.

•	400,000 Class D units indirectly held by the Reporting Person through Quality Technology Group, LLC (“QTG”). QTG acquired the units by exercising an option to exchange a portion of a loan it made to the Operating Partnership for Class D units.

In July 2013, the Reporting Person contributed $1,000 in personal funds to acquire 1,000 shares of common stock as part of the Issuer’s initial capitalization. Pursuant to a Share Redemption Agreement dated October 15, 2013, the Issuer repurchased the 1,000 shares issued to the Reporting Person in connection with the initial capitalization of the Issuer for the original purchase price of $1,000.

In September 2013, QTG entered into the Class B Stock Purchase Agreement dated as of September 25, 2013 with the Issuer pursuant to which QTG agreed to contribute 133,000 Class A units (that QTG received upon the automatic conversion of 133,000 Class D units of the Operating Partnership into Class A units on a one-for-one basis immediately prior to the consummation of the IPO) to the Issuer as consideration for the purchase of 133,000 shares of the Issuer’s Class B common stock. The Reporting Person is the manager and member of QTG. All of the 400,000 Class D units of the Operating Partnership owned by QTG automatically converted into Class A units on a one-for-one basis immediately prior to the consummation of the IPO. As a result of the disposition of the Class A units pursuant to the Class B Stock Purchase Agreement, QTG owns, as of the date of this report, 267,000 Class A units of the Operating Partnership.

Each outstanding share of Class B common stock entitles its holder to 50 votes on all matters on which Class A common stockholders are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock vote together as a single class. The Class B common stock is designed to give the holder thereof a right to vote that is proportional to such holder’s economic interest in the Issuer as if such holder had exchanged all of his Class A units for shares of Class A common stock, and does not provide any disproportionate voting rights. The Class B common stock automatically converts into Class A common stock in certain circumstances and is convertible at any time into Class A common stock at the option of the holder.

On October 15, 2013, pursuant to the terms of the Contribution Agreement dated October 15, 2013, the Reporting Person contributed to the Operating Partnership all of his ownership interest in QualityTech GP, LLC, the former general partner of the Operating Partnership, in exchange for 1,000 Class A units of the Operating Partnership.

The Class A units are redeemable for cash or, at the Issuer’s election, shares of Class A common stock on a one-for-one basis beginning on November 1, 2014, which is one year following the beginning of the first full calendar month following the closing of the Issuer’s IPO.

Pursuant to the terms of the Assignment and Assumption Agreement dated October 4, 2013 between the Reporting Person and Chad L. Williams, as Trustee of the Chad L. Williams October 2013 GRAT (the “GRAT”), the Reporting Person assigned 835,000 Class A units to the GRAT.

In addition, on October 15, 2013 (i) the Reporting Person purchased 47,619 shares of Class A common stock in the IPO and (ii) the Issuer granted 19,642 restricted shares of Class A common stock to the Reporting Person under the QTS Realty Trust, Inc. 2013 Equity Incentive Plan.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of Class A common stock, Class B common stock and Class A units reported herein solely for investment purposes.

The following describes plans or proposals that the Reporting Person has with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Reporting Person entered into lock-up agreement with respect to the shares of Class A common stock and securities exchangeable or exercisable for shares of Class A common stock owned by the Reporting Person. The lock-up agreement restricts the direct or indirect sale of such securities for 180 days after the date of pricing of the IPO, which occurred on October 8, 2013, without the prior written consent of the underwriters. Following completion of the lockup period, the Reporting Person may hold, sell or otherwise dispose of the shares of Class A common stock, Class B common stock and Class A units, pursuant to federal and state securities laws and any other contractual obligations.

(b) Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may change his plans or proposals in the future. In determining from time to time whether to sell shares of Class A common stock reported as beneficially owned in this Schedule 13D (and in what amounts), to retain such securities or to purchase additional securities, the Reporting Person will take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Person. The Reporting Person reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Operating Partnership or to change his intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this report, the Reporting Person is deemed to beneficially own an aggregate of 6,717,261 shares of Class A common stock. As noted above, the shares of Class A common stock the Reporting Person is deemed to beneficially own is based upon the Reporting Person’s beneficial ownership of 67,261 shares of Class A common stock, 133,000 shares of Class B common stock (which are currently redeemable for a maximum of 133,000 shares of Class A common stock) and 6,517,000 Class A units of the Operating Partnership (which become redeemable on November 1, 2014 and may be redeemed by the Reporting Person for cash or, at the Issuer’s election, shares of the Issuer’s Class A common stock).

The Reporting Person’s holdings represent approximately 18.9% of the outstanding class of Class A common stock, based upon 35,489,774 shares of Class A common stock deemed outstanding upon the issuance of 6,650,000 shares of Class A common stock upon the redemption of the Class A units and the Class B common stock beneficially owned by the Reporting Person.

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 6,717,261

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 6,717,261

iv.	Shared power to dispose or to direct the disposition of: 0

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, the Reporting Person has not effected any transactions in the shares of Class A common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person hereby references the disclosures contained in Item 4 of this Schedule 13D regarding the Contribution Agreement, Class B Stock Purchase Agreement and Assignment and Assumption Agreement and make the following additional disclosures:

Registration Rights Agreement

Pursuant to the Amended and Restated Registration Rights Agreement dated as of October 15, 2013, the Issuer has agreed to file a shelf registration statement with the Securities and Exchange Commission, once the Issuer is eligible, to register for resale the shares of Class A common stock that are held by the Reporting Person.

Lock-up Agreement

Pursuant to a Lock-Up Agreement which was entered into by the Reporting Person and the underwriters in connection with the Issuer’s IPO, the Reporting Person agreed not to dispose of the shares of Class A common stock held by the Reporting Person for a period of 180 days following the pricing of the IPO, which occurred on October 8, 2013, without the prior written consent of the representatives of the underwriters.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Contribution Agreement dated as of September 19, 2013 by and between QualityTech, LP and Chad L. Williams (incorporated by reference from Exhibit 10.2 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-11 filed on September 26, 2013)

Exhibit B	Amended and Restated Registration Rights Agreement dated October 15, 2013 by and among QTS Realty Trust, Inc., QualityTech GP, LLC, Chad L. Williams and certain entities owned or controlled by Chad L. Williams (incorporated by reference from Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 17, 2013)

Exhibit C	Class B Stock Purchase Agreement dated as of September 25, 2013 by and between QTS Realty Trust, Inc. and Quality Technology Group, LLC (incorporated by reference from Exhibit 10.3 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-11 filed on September 26, 2013)

Exhibit D	Chad L. Williams Lock-Up Agreement (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2013

/s/ Chad L. Williams
Chad L. Williams